

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Allen Wolff
Chief Executive Officer
NTN Buzztime, Inc.
6965 El Camino Real, Suite 105-Box 517
Carlsbad, CA 92009

   Re: NTN Buzztime, Inc.
     Amendment No. 1 to Registration Statement on Form S-4
     Filed November 25, 2020
     File No. 333-249249

Dear Mr. Wolff:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary, page 7

1. We note your response to prior comment 3 and your updated disclosure in the Risk Factors and Brooklyn Business sections. Please also update your Prospectus Summary section, where appropriate, to explain that there is no guarantee that the FDA will review IRX-2 or Brooklyn's other product candidates on an expedited timeline and that fast track and orphan drug designations are not a guarantee of eventual FDA approval.

NYSE American Listing, page 15

2. Please revise here and on the cover page to indicate when you will file the initial listing application and whether NYSE American's determination will be known at the time that shareholders are asked to vote on the merger agreement.

Opinion of NTN Financial Advisor

Comparable Public Company Analysis, page 112

3.   We note your response to prior comment 13; however, it appears that you have revised the Comparable M&A Transactions Analysis and not revised the Comparable Public Company Analysis. Accordingly, please revise your Comparable Public Company Analysis disclosure to explain why Newbridge selected a characteristic (i.e., "past Phase II of U.S. FDA trials") that does not appear to apply to Brooklyn or possibly to the four comparable public companies listed in the table at the top of page 113.

IRX-2 Technology, page 172

4.   We note your response to prior comment 20. Please revise your disclosure on page 172 to identify the data or study which suggests IRX-2 reduces the immune suppression that is often seen in the cancer tumor microenvironment. To the extent that your statement is based on the INSPIRE Study, please further revise to clarify, if true, that this study did not involve a statistically significant sample size and identify, as applicable, any other material limitations or factors that make the matter speculative or add uncertainty.

Historical Background of the Inspire Study, page 174

5.   We note your statement that pronounced lymphocytic infiltration was seen in some tumors in the Phase 2a clinical trial of IRX-2, which could be linked to enhanced immune response. Please revise your disclosure to state how many patients had lymphocytic infiltration and to explain briefly how lymphocytic infiltration is linked to an enhanced immune response.

6.   We note your statement that some tumors showed decrease in overall size in the Phase 2a clinical trial of IRX-2 while some tumors increased in size. Please revise your disclosure to indicate how many patients experienced tumor shrinkage and how many patients experienced tumor growth. We further note your statement that the tumor measurement findings in the trial "support the safety of the neoadjuvant regimen." Safety is a determination that is solely within the purview of the FDA or similar foreign regulators. Please revise this statement to remove the claim that your product candidate may be found to be safe.

Brief Descriptions of Investigator Sponsored Studies, page 176

7.   We note your response to prior comment 22 and updated disclosure. Please revise your disclosure to include the primary and secondary endpoints of each trial, rather than referring readers to the clinicaltrials.gov website.

8.   We note your response to prior comment 23 and your revised disclosure indicating that Phase 1 trials test both safety and efficacy. Clarify, if true, that the purpose of Phase 1 trials it to evaluate the treatment's safety, determine a safe dosage range, and identify side effects and that it is not designed or powered to assess efficacy.

License and Royalty Agreements, page 177

9.   We note your response to prior comment 17 and your updated disclosure in the Brooklyn Business section describing Brooklyn's license and royalty agreements. Please revise your description of each agreement, as applicable, to disclose:

   •   To the extent Brooklyn has any continuing obligations (including milestone payments) pursuant to each agreement beyond the royalty payments, please describe these obligations;
   •   The duration and termination provisions for each agreement;
   •   The royalty term and any royalty term expiration provisions;

   With reference to the disclosure on please F-74, please revise your description of the USF License Agreement to indicate whether any payments are owed in addition to the $150,000 paid on August 13, 2020.

Brooklyn Management's Discussion and Analysis of Financial Conditions and Results of Operations
Royalties on Product Sales, page 194

10.   We note your response to prior comment 26. Please update the "Royalties on Product Sales" subsection to include a cross-reference to the location in the Brooklyn Business section where these agreements are described.

Brooklyn ImmunoTherapeutics LLC Financial Statements
Note 4. Business Combination, page F-56

11.   We note your response to prior comment 30. Please revise the filing to add a qualitative description of the factors that make up the goodwill recognized in this business combination in accordance with ASC 805-30-50-1(a).

Note 11. Commitments and Contingencies
Royalty Agreements, page F-59

12.   Please reconcile the disclosure of the royalty rate owed to certain noteholders and shareholders of IRX in this note and on page F-75 (7%) with that provided on page F-73 (13%). Also, we do not see where you have disclosed in this note and on page F-75, the May 1, 2012 royalty agreement with a 1% royalty rate that you disclose on page 177.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at 202-551-4391 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin Astudillo